August 29, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Mr. Christopher Owings

Re: USA Synthetic Fuel Corporation
Amendment No. 4 to Form 10-12G
Filed July 27, 2011
Form 10-Q for Quarterly Period Ended June 30, 2011
Filed August 10, 2011
Form 10-Q/A for Quarterly Period Ended September 30, 2010
Filed May 26, 2011
File No. 000-54044

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 15, 2011 (the “SEC Comment Letter”) regarding Amendment No. 4 to General Form for Registration of Securities on Form 10-12G (File No. 000-54044) (the “Registration Statement”) and Form 10-Q for the Quarterly Period Ended June 30, 2011, and Form 10-Q/A for the Quarterly Period Ended September 30, 2011, all filed by USA Synthetic Fuel Corporation (the “Company”).   Concurrently herewith, the Company is filing with the Commission Amendment Number 5 (“Amendment No. 5”) to the Registration Statement and Amendment Number 3 to Form 10-Q/A for Quarterly Period Ended September 30, 2010.  The changes made in both forms are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, to update information since the Company’s last filing and to make certain editorial and conforming changes since the Company’s last filing.  To facilitate the Staff’s review, the Company is also transmitting to the Commission hard copies of Amendment No. 5 to General Form for Registration of Securities on Form 10, one clean copy and one copy of which has been marked to show all changes made including those in response to the Staff’s comments.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and corresponding to the numbered comments contained in the SEC Comment Letter.  All factual representations in this letter are based upon information known to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the amendments

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General

1.
We note your response to comment two in our letter dated June 30, 2011. It appears that CMT also is a joint venture between GEI (of which 46% is owned by Harry Graves) and HTC. Please disclose this information in the discussion of CMT’s status as a related party or advise.

Response:  We note the Staff’s comments.  As requested, we have added the disclosure that CMT is a joint venture between HTC and GEI, 46% of the stock of which is beneficially held by Harry H. Graves, our executive officer and chairman of our board of directors to the discussion of CMT’s status as a related party.

2.
In addition, we note that you do not believe you are required to disclose the agreement with GEC in Item 7 because the agreement was entered into in 2006. Please note that disclosure is required pursuant to Item 404 of Regulation S-K if the transaction was continuing after GEC became a related party. If, since the beginning of the last three fiscal years, the amount involved in such agreement has exceeded the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years, the transaction must be disclosed. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 130.03.

Response:  We note the Staff’s comments.  As requested, we have disclosed the agreement with GEC in Item 7.  On June 11, 2010, the Company, as a result of its acquisition of Lima Energy Company, became a party to the EPC Agreement between Lima Energy Company and GEC, dated April 18, 2006 to provide the main EPC contractor services for the Lima Energy Project.  GEC is considered a related party because our executive officer and chairman of our board of directors, Harry H. Graves, is also the chairman and is the sole shareholder of GEC. The estimated cost of this agreement is $1.73 billion over the contract term, which is the construction of all phases of the Lima Project as described elsewhere in this registration statement.

Item 1. Business, page 13

3.
We note your response to comment 13 in our letter dated June 30, 2011. Please disclose, as you state in your response, that the engagement letter relating to the $30 million term loan is a non-binding agreement.

Response:  We note the Staff’s comments.  As requested, we have added the disclosure that the engagement letter relating to the $30 million term loan is a non-binding agreement.

Item 6. Executive and Director Compensation, page 80

4.
We note your response to comment 29 in our letter dated June 30, 2011, including your statement that “[p]rior to December 4, 2009, the Company was inactive while maintaining its corporate existence.” Please supplementally clarify whether the company had any executive officers during 2009 and prior to December 4, 2009. If the company did have executive officers at that time, please confirm that the disclosure required by Item 402 of Regulation S-K has been included for all named executive officers that served during such time, tell us why no such disclosure is required, or revise.

We note the Staff’s comments.  Pursuant to Item 402(c) of Regulation S-K, information with respect to fiscal years prior to the last completed fiscal year is not required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.  Since the Company was not a reporting company at any time in 2009, no information is required for that year.  Notwithstanding the above, the Company had one individual serving jointly as director and chief executive officer, who received no compensation in 2009.  We have noted the above in Item 6 of the registration statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 82

5.	Please revise this section so that it covers the appropriate time period set forth in Instruction 1 to Item 404 of Regulation S-K

We note the Staff’s comments.  We have revised the section to cover the time period since January 1, 2008.

6.
We note your response to comment 30 in our letter dated June 30, 2011. Please note that disclosure is required if a related party transaction resulted in the related party becoming a 5 percent shareholder. Accordingly, please disclose the 2009 stock issuance to GEI, or show us why the value of the transaction was below the reporting threshold as you state in your response letter. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 130.03.

We note the Staff’s comments.  We have revised our disclosure to include the 2009 stock issuance to GEI.

Item 10. Recent Sales of Unregistered Securities, page 84

7.
We note your response to comment 31 in our letter dated June 30, 2011. Please clarify whether the warrants were offered and/or issued to Messrs. Pfeiffer and High. If they were, please disclose their issuance, the information required by Item 701 of Regulation S-K, and the circumstances regarding their cancellation.

We note the Staff’s comments.  As the warrants were only offered, and were not issued, to Mssrs. Pfeiffer and High, we are not disclosing this information in the Form 10.  We made an error when we added reference to this in Amendment No. 1.  The history regarding this topic is included below.

On February 23, 2010, the Company offered, but did not issue, warrants to purchase 375,000 shares of common stock at $7 per share over a three year term to John Pfeiffer as part of an agreement to provide investor relations services.  As of July 22, 2010, no services had been provided to the Company, and the parties mutually agreed to cancel the underlying agreement retroactive to inception, which included the cancellation of the offer for stock warrants retroactive to February 23, 2010.  No warrants were issued.

On February 23, 2010, the Company offered, but did not issue, warrants to purchase 375,000 shares of common stock at $7 per share over a three year term to Geoff High as part of an agreement to provide investor relations services.  As of July 22, 2010, no services had been provided to the Company, and the parties mutually agreed to cancel the  underlying agreement retroactive to inception, which included the cancellation of the offer for stock warrants retroactive to February 23, 2010.  No warrants were issued.

Form 10-Q/A for Quarterly Period Ended September 30, 2010

Controls and Procedures, page 20

8.
We have reviewed your response to comment 32 in our letter dated June 30, 2011, noting that you believe your disclosure controls and procedures at September 30, 2010 were ineffective. Please address the following items:

•
Amend your Form 10-Q for the period ended September 30, 2010 to disclose that your disclosure controls and procedures were ineffective. Please clearly disclose the reasons for your ineffective conclusion. If limited segregation of duties or other factors contributing to your error correction represent material weaknesses in your internal control over financial reporting, please disclose the nature of each material weakness and the specific steps you have taken, if any, to remediate them.

We note the Staff’s comments.   As requested, we have amended our Form 10-Q for the period ended September 30, 2010 to disclose that our disclosure controls and procedures were ineffective as follows:

As of September 30, 2010, we carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded, at the time of our initial filing on November 15, 2010 and the filing of Amendment 1 on January 7, 2011, of the Form 10-Q for the quarter ended September 30, 2010, that our disclosure controls and procedures were effective as of September 30, 2010.    When we filed our initial Form 10-Q for the period ended September 30, 2010, we believed we had Killman Murrell’s approval to file.   Due to our misunderstanding of the verbal communication, this was not correct as we did not have Killman Murrell’s approval to file.   In January 2011, Killman Murrell resigned as our independent accounting firm and was reappointed to that position in March, 2011. While we do not believe the financial information contained within our Form 10-Q for September 30, 2010 filed with SEC on November 15, 2010 was necessarily incorrect, after Killman Murrell’s reappointment, and after considerable discussion, we agreed with Killman Murrell that we would account for our acquisitions of the BOE energy asset and Lima Energy Company in a more conservative manner for the annual report on Form 10-K for the period ended December 31, 2010 and for all subsequent periods.

Upon subsequent discussions with Killman Murrell and the SEC Staff, we agreed that a restatement of our quarterly report on Form 10-Q for the period ended September 30, 2010 would be necessary.  We filed the amended Form 10-Q reflecting the restatement on May 26, 2011.  The restatement highlighted one time accounting changes for the acquisitions of the BOE energy asset and Lima Energy Company.    Our other accounting items were, and are, limited to recurring and more common transactions going forward.  However, we recognize that a restatement of a quarterly report on Form 10-Q must be treated as an error, and we have now concluded that our disclosure controls and procedures for the period ended September 30, 2010 were ineffective as a result of our misunderstanding the verbal communication with Killman Murrell.   This misunderstanding of the verbal communication between the Company and our independent accounting firm represented a material weakness in our internal control over financial reporting.

In order to remediate this material weakness, we began requiring more explicit communications and written consensus and consent between our independent accounting firm or our securities counsel and our senior management.   Although we consider this requirement to have been in practice on April 19, 2001, and in place upon the filing, of our annual report on Form 10-K for the period ended December 31, 2010, as well as in practice for subsequent quarterly periods, we decided to write this requirement into our formal program of internal controls over financial reporting as of July 15, 2011.

•
We note your disclosure that there were no changes in your disclosure controls and procedures during the period covered by your quarterly report that have materially affected, or are reasonably likely to materially affect your disclosure controls and procedures. Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in future filings, including any amendments, to comply with Item 308(c) of Regulation S-K. Please also supplementally confirm, if true, that for the periods ended September 30, 2010 and March 31, 2011 there were no changes to your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and that for the period ended June 30, 2011 there were no changes to your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting other than as described in your Form 10-Q for the period ended June 30, 2011.

We note the Staff’s comments.   As requested, we will revise our disclosure in future filings, including any amendments, to comply with Item 308(c) of Regulation S-K.   We have already revised our filing of Amendment 1 to the quarterly report on Form 10-Q for the period ended June 30, 2011.  Also, we are hereby confirming that for the periods ended September 30, 2010, March 31, 2011, and June 30, 20 11, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than as described in our Form 10-Q for the period ended June 30, 2011.

Form 10-Q for Quarterly Period Ended June 30, 2011

9.
We note your disclosure that “[t]here were no other changes in disclosure controls and procedures that occurred during the period covered by this report….” Please revise future filings to state, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please note that this comment was drafted based on the assumption that your reference to “disclosure controls and procedures” in this section of your filing was intended to be a reference to “internal control over financial reporting.”

We note the Staff’s comments.  As requested, we will revise future filings to state whether or not any changes in our internal control over financial reporting occurred during the quarter that materially affected or would be reasonably likely to materially affect, our internal control over financial reporting.  We have revised Item 4: Controls and Procedures in Amendment No. 1 to our Form 10-Q for the quarterly period ended June 30, 2011, filed on August 16, 2011 to reflect the Staff’s assumption that the reference to “disclosure controls and procedures” was intended to be a reference to “internal control over financial reporting.”

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

/s/  Dr. Steven C. Vick

Dr. Steven C. Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation